AMCOL International Corporation One North Arlington • 1500 West Shure Drive Arlington Heights, IL 60004-7803 • USA 847-394-8730 • FAX 847-506-6199 http://www.amcol.com

January 10, 2008

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:	Mr. George K. Schuler, Mining Engineer

Re:	AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 1-14447

Ladies and Gentlemen:

We received the Commission’s comment letter dated December 27, 2007 and are diligently preparing our response. As we discussed with Mr. Schuler, we are unable to respond in writing within ten (10) business days and we hereby respectfully request an extension. We plan to file our response with the Commission on or before January 31, 2008.

If you have any questions regarding these matters or require any additional information, please contact me at 847-506-6171.

Very truly yours,

/s/ Gary L. Castagna
Gary L. Castagna
Chief Financial Officer